UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D

Under the Securities Exchange Act of 1934

ICONIX BRAND GROUP, INC.

(Name of Issuer)

COMMON STOCK

(Title of Class of Securities)

451055 10 7

(CUSIP Number)

MOSSIMO GIANNULLI
C/O MODERN AMUSEMENT, INC.
2016 BROADWAY
SANTA MONICA, CALIFORNIA 90404
TEL. NO.: (310) 460-0040

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

WITH A COPY TO:

PETER J. TENNYSON, ESQ.
PAUL, HASTINGS, JANOFSKY AND WALKER LLP
695 TOWN CENTER DRIVE
SUITE 1700
COSTA MESA, CALIFORNIA 92626

October 31, 2006

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 451055 10 7

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Mossimo Giannulli

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) Not applicable.

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 2,333,100

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power 2,333,100

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,333,100

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 5.27%

14.	Type of Reporting Person (See Instructions) IN

Item 1.	Security and Issuer
(a) This statement relates to the Common Stock, $.001, (“Iconix Common Stock”), of Iconix Brand Group, Inc., a Delaware corporation (the “Company”).
(b) The principal executive offices of the Company are located at 1450 Broadway, New York, NY 10018
Item 2.	Identity and Background
(a) This statement is filed by Mossimo Giannulli. The business address of the Reporting Person is c/o Modern Amusement, Inc., 2016 Broadway, Santa Monica, CA 90404
Item 3.	Source and Amount of Funds or Other Consideration
Not applicable.
Item 4.	Ownership

Giannulli acquired the above-listed shares pursuant to the Agreement and Plan of Merger (the “Agreement”) dated as of March 31, 2006 by and among Mossimo, Inc., a Delaware corporation, Giannulli, as the majority shareholder of Mossimo, Inc., the Company, and Moss Acquisition Corp., a Delaware corporation.  Giannulli holds the shares as an investment.  He has entered into a Registration Rights Agreement and a Lock-Up Agreement, filed as exhibits to Item 7.  Additionally, pursuant to Section 4.16(b) of the Agreement, Giannulli has agreed to the following:

“For a period of two years after the Effective Time, [Giannulli] hereby agrees to vote the shares of [Iconix] Common Stock to be received by [Giannulli] pursuant to the Agreement and any other shares of [Iconix] Common Stock owned or held of record by him in favor of matters approved by the Board of Directors of [the Company] [(the “Board”)] or at the direction of [the Board], in each case, in connection with all matters seeking [Company] stockholder approval, or to take all actions by written consent in lieu of any such meeting as directed by the [Board], other than for Excluded Transactions until [Giannulli] no longer owns in the aggregate more than 1,000,000 shares of [Iconix] Common Stock (it being understood that this voting restriction does not apply to any of such shares sold).  “Excluded Transactions” shall mean any transaction or series of transactions that, directly or indirectly, (A) results in any holder of the shares receiving proportionately less or different consideration for any shares held by such holder or otherwise being treated disproportionately adversely than any other holder of [Iconix] Common Stock or other interests convertible, exchangeable or exercisable into shares of [Iconix] Common Stock; (B) has the effect of increasing the proportionate share of the outstanding [Iconix] Common Stock held by any affiliate of [the Company], except as a result of (y) the issuance to such affiliate for fair value of any such shares of  [Iconix] Common Stock on terms and conditions approved by [the Company], or (z) the issuance of equity securities of [the Company] to [the Company’s] employees in the ordinary course of business pursuant to employee benefit plans or arrangements approved by [the Board]; (C) has an adverse effect on any existing employment, consulting or other arrangement between [the Company] or any of its subsidiaries and any such holder or any affiliate of such holder of shares; or (D) would subject any holder of shares of [Iconix] Common Stock to liability under any applicable law.  [Giannulli] hereby agrees and hereby agrees to cause Edwin Lewis (“Lewis”) to enter into a Lock-Up Agreement in substantially the form attached to the Agreement.”

Following the expiration of the period covered by the Lock-Up Agreement, Giannulli has the right to sell his shares without restriction.  Based upon his evaluation of this and other investments, Giannulli may choose to buy or sell shares of Iconix Common Stock.  Giannulli has no plans or proposals to take any of the actions described in Section 13(d)(1)(c) of the Act, except as disclosed in this Schedule 13D.

Item 5.	Interest in Securities of the Issuer
Pursuant to the Agreement all shares in Mossimo, Inc. have been cancelled.
(a)	Giannulli beneficially owns 2,333,100 shares of Iconix Common Stock which represents 5.27% of the outstanding shares of Iconix Common Stock.
(b)	Giannulli has the sole power to vote and dispose of 2,333,100 shares of Iconix Common Stock.
(c)

Giannulli acquired these shares on October 31, 2006 pursuant to the Agreement.  Other than the aforementioned acquisition, Giannulli has not engaged in any transactions of Iconix Common Stock within the last 60 days.

(d)

Other than Giannulli, no person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Iconix Common Stock beneficially owned by Giannulli.

(e)	Not applicable.
Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Giannulli has entered into a Registration Rights Agreement and a Lock-Up Agreement, both attached as Exhibits to Item 7.  Additionally, pursuant to Section 4.16(b) of the Agreement, Giannulli has agreed to the voting arrangements described in Item 4 above.

Otherwise, to the best knowledge of Giannulli, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between himself and any other person with respect to any securities of the Company, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies, or a pledge of contingency, the occurrence of which would give another person voting power over the securities of the Company.

Item 7.	Material to Be Filed as Exhibits
7.01 Registration Rights Agreement, dated as of October 31, 2006 7.02 Lock-Up Agreement, dated as of October 31, 2006

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

October 31, 2006
Date

/s/ MOSSIMO GIANNULLI
Signature

Mossimo Giannulli
Name/Title